Filed by Extensity, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Extensity, Inc.
Commission File No. 000-28897

GEAC FILES REGISTRATION STATEMENT FOR EXTENSITY MERGER

- Geac and Extensity Expect Merger to Close in Early March 2003 -

MARKHAM, Ontario and EMERYVILLE, California – February 7, 2003 — Geac Computer Corporation Limited (TSX:GAC) and Extensity, Inc. (Nasdaq:EXTN) announced that, on February 6, 2003, following a confidential review by the United States Securities and Exchange Commission, Geac officially filed with the Commission a Registration Statement on Form F-4 relating to the merger of Extensity with a wholly-owned subsidiary of Geac. As soon as the Registration Statement has been declared effective by the Commission, Extensity will set a date for the special meeting of stockholders of Extensity to adopt the merger agreement and will mail proxy statement/prospectus materials to its stockholders. The companies currently expect the closing of the merger to take place in early March 2003, shortly after the special meeting of stockholders.

A copy of the Registration Statement may be obtained through the website maintained by the United States Securities and Exchange Commission at www.sec.gov or through the website maintained by the Canadian securities administrators at www.sedar.com

About Geac Computer Corporation Limited

Geac Computer Corporation Limited (TSX: GAC) headquartered in Markham, Canada, is a global provider of business-critical software. Geac solutions include cross-industry enterprise business applications for financial administration and human resources functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. Geac also provides industry applications to the real estate, restaurant, property, and construction marketplaces, as well as a wide range of applications for libraries, government administration and public safety agencies. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

About Extensity:

Extensity is a leading provider of Employee Relationship Management (ERM) solutions — ERM helps enterprises control costs and improve employee effectiveness, enabling every employee to have a positive impact on the bottom line. The Extensity ERM suite automates employee-based financial processes, including business travel and expense reporting, billable and payroll time capture and procurement, in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics. Extensity has licensed more than 1,000,000 seats worldwide to companies like Allianz, A.T. Kearney, Aventis, Cisco Systems, Fluor, and Office Depot. More information about Extensity is available on its Web site located at http://www.extensity.com

Additional Information

Geac has filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission concerning the merger, and, once this Registration Statement is declared effective, Extensity will mail a proxy statement/prospectus to its stockholders in connection with the merger. Extensity security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov and through the website maintained by The Canadian Depository for Securities Limited at www.sedar.com Free copies of these documents may also be obtained from Geac, by request directed to Investor Relations at the address below.

Geac and Extensity, and their respective directors, executive officers, members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of interests those participants may have in the merger will be included in the proxy statement/prospectus.

Forward-Looking Statements

Statements made in this press release relating to the expected setting of a meeting date, the mailing of materials and the closing date of the merger are forward-looking statements that are subject to risks and uncertainties. Important factors that could cause a material difference between these forward-looking statements and actual events include the timing of completion of the regulatory review process, the possibility that the required approval of Extensity stockholders may not be obtained or may be delayed, and the possibility that other closing conditions specified in the merger agreement may not be satisfied.

Contact Information

Geac

Melody Firth
Investor Relations
Tel: 905.940.3709
Email: m.firth@geac.com

Dave Mason or Bruce Wigle
Investor Relations
Tel: 416.815.0700
dmason@equicomgroup.com
bwigle@equicomgroup.com

Extensity

Bob Spinner
President & CEO
Tel: 510.594.5700
Email: bspinner@extensity.com

Ben Netick
Vice President, Finance
Tel: 510.594.5700
Email: bnetick@extensity.com

Erica Abrams
Investor Relations
Tel: 415.217.7722
Email: erica@blueshirtgroup.com